April 10, 2019

VIA EDGAR

Jay Williamson

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Highland Global Allocation Fund (the “Fund”)

Registration Statement on Form N-2

Files Nos. 333-230763; 811-23369

Dear Mr. Williamson:

Please accept this letter as an amendment to the Registration Statement on Form N-2 (File No. 333-230763) filed with the Securities and Exchange Commission on April 8, 2019 to include the delaying amendment language required by Rule 473 of the Securities Act of 1933, as amended, as follows:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said section 8(a), may determine.”

The Fund requests that the Staff contact R. Charles Miller, Esq. of K&L Gates LLP at (202) 778-9372 or charles.miller@klgates.com with any questions or comments.

HIGHLAND GLOBAL ALLOCATION FUND

/s/ Frank Waterhouse
Frank Waterhouse
Principal Executive Officer, Treasurer, Principal Financial Officer and Principal Accounting Officer

1	April 10, 2019